Exhibit 99.1

Joining Hands Towards a Shared Future—

Signing Ceremony of Strategic Cooperation Between Ucommune and New World Development

(Wuhan) Limited & Forum on Optimizing Building Economy and Collaborating for

Breakthrough Development Successfully Held

BEIJING, December 14, 2023 /PRNewswire/ -- Ucommune International Ltd (NASDAQ: UK) (“Ucommune” or the “Company”), an office space manager and provider in China, today announced that the signing ceremony of strategic cooperation between Ucommune and New World Development (Wuhan) Limited, the opening ceremony of New World International Trade · Ucommune II (“New World II”) and the Forum on Optimizing Building Economy and Collaborating for Breakthrough Development were successfully held at Wuhan New World International Trade Center on December 13, 2023. The event was jointly organized by Ucommune and New World Development (Wuhan) Limited, and the attendees included local government leaders, representatives from the media, leading banks in China and business partners of Ucommune and New World Development (Wuhan) Limited.

Mr. Daqing Mao, the founder and chairman of Ucommune, noted, “The successful opening of New World II would not have been possible without the strong support from Wuhan municipal government, Jianghan district government and New World Development (Wuhan) Limited. This project is the first achievement of the Company’s strategic upgrade, reflecting our determination to seek growth amid stability. The introduction of this new product aims to meet the changing needs of customers in the post-pandemic era, ushering in new changes and growth for the office space industry and other enterprise-level services. Driven by new products and new content, Ucommune is actively exploring and developing new resources and consolidating new businesses in its operating regions for strategic upgrade. I believe that with the gradual recovery of the local economy in various places, the office space industry will gradually regain its vitality.”

Product upgrade

With the signing of this cooperative agreement, the two parties further expand the cooperation area to over 16,000 m2 of New World II on the basis of the original office project — New World International Trade ·Ucommune. With new premise put into operation, New World II is the first upgraded office service project of Ucommune after its recent organizational restructuring and strategic upgrade. Immediately after it was launched, New World II has ushered in the move-in of big customers such as Zaihui (Shanghai) Internet Technology Co., Ltd.

The upgraded New World II pays more attention to the privacy and comfort of the office environment and is committed to creating high-standard office scenarios for customers of all sizes. As the manager of office space, Ucommune can provide one-stop customized services for customers of various sizes to meet their individual needs. Ucommune is capable of shortening the timeframe for office delivery significantly, reducing the cost of occupancy for customers, and ensuring the fast and easy move-in for customers.

Mr. Zirui Wang, the chief executive officer and chief risk officer of Ucommune, noted, “Intelligence, digitalization and new technologies are catalyzing the diversification of office scenarios and modes. Accurately grasping opportunities and achieving high-quality chain operation and customer experience is what Ucommune spares no effort to pursue. We strengthen risk control, manage budgets carefully and work hard on each product.”

The newly opened office space is located on the 40th floor of New World International Trade Center, of which the overall design reflects Ucommune’s service philosophy — innovation & diversity. The space layout is simple and bright, organically combining private office space, public tea break area, fitness and entertainment area, business negotiation area and large-scale conference area. While ensuring that customers can work independently and efficiently, it creates a positive, lively and vibrant overall atmosphere. In addition, as the office space manager, Ucommune can also provide customers with various full-cycle empowerment services to promote their development.

New World II, as the first diversified office service space after Ucommune’s product upgrade, is also a model for Ucommune’s future business. In the subsequent space operation services, the Company will focus on meeting the individual needs of various types of customers, including micro, small, medium and large businesses. In addition to traditional premise related services such as office, conference, sports, catering and leisure, the Company will provide customers with diversified resources and services, including government consulting services, financial consulting services, media publicity, marketing services and convenience services, so as to empower customers in an all-round way and achieve win-win results with business partners and customers.

Mr. Xiaodong Li, the chief operating officer of Ucommune, noted, “The new product released this time is a major adjustment made by Ucommune after it fully studied the operation data accumulated over the years, which further improves the quality of space and moderately expands the coverage of soft services. The positive feedback from customers also proves it to be a successful upgrade. In the future, as we build benchmark projects across the country, each project will have a clear positioning to ensure that it is in line with local economic development, meets the needs of businesses, and has a long-lasting vitality.”

Backing for product upgrade - organizational structure optimization

Since the pandemic, Ucommune has paid close attention to industry trends and has been actively exploring various development paths to increase the Company’s competitiveness. As a Nasdaq-listed company, Ucommune has rich industry experiences and is capable of efficiently absorbing sophisticated operation concepts from overseas and further optimizing them to adapt to local conditions.

New World II, as the Company’s first large-scale project after product upgrade, shows that the Company’s strategic upgrade and organizational structure optimization have achieved initial results.

A new flexible and efficient organizational structure

In addition, the Company has made significant adjustments to its original organizational structure by breaking the original multi-level model of centralized management of the original head office operation center to simplify the hierarchy, fully empower its employees, adapt to the local market base and customer needs in each region, and give full play to autonomy and enthusiasm, which has significantly enhanced the subjective initiative and customer service awareness of the mid-level and grass-roots operation personnel. All employees are working more actively and pragmatically, which helps amplify the regional advantages of different regions in space operation, business innovation and product iteration.

In the future, when conditions are ripe, Ucommune will enter more core business districts of cities. Sticking to its core value — high standard and high starting point, the Company links customers with new momentum at home and abroad, and contributes to the economic development, technological innovation and new consumption growth in cities where it operates.

About Ucommune International Ltd

Ucommune is an office space manager and provider in China. Founded in 2015, Ucommune has created a large-scale intelligent office ecosystem covering economically vibrant regions throughout China to empower its members with flexible and cost-efficient office space solutions.

Safe Harbor Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to understand members’ needs and provide products and services to attract and retain members; its ability to maintain and enhance the recognition and reputation of its brand; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with members and business partners; trends and competition in China’s office space market; changes in its revenues and certain cost or expense items; the expected growth of China’s office space market; PRC governmental policies and regulations relating to the Company’s business and industry, and general economic and business conditions in China and globally and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Ucommune International Ltd

ir@ucommune.com

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